UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: September 30, 1998
                          Estimated average burden
                          hours per response........0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Pharmacia & Upjohn, Inc.
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     (Last)                         (First)                      (Middle)

100 Route 206 North
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                                   (Street)

Peapack                            New Jersey                         07977
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

12/19/99
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Monsanto Company   (MTC)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        x 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

  x Form filed by One Reporting Person
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    Form filed by More than One Reporting Person
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             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (7-96)

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/ Year)         Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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No Securities Owned *


Explanation of Responses:

* Explanation of Responses: In connection with the Agreement and Plan of Merger dated as of December 19, 1999 among Monsanto Company ("Monsanto"), MP Sub, Incorporated ("Merger Sub") and Pharmacia & Upjohn, Inc. ("PNU"), Monsanto and PNU entered into a Stock Option Agreement pursuant to which Monsanto granted to PNU an option (the "Option") to purchase up to 94,774,810 shares of common stock, par value $2.00 of Monsanto (the "Option Shares") for a purchase price of $41.75 per share. Prior to the exercise of the Option, PNU is not entitled to any rights as a shareholder of Monsanto as to the Option Shares. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, PNU expressly disclaims beneficial ownership of the Option Shares.


/s/ Don W. Schmitz                                        December 29, 1999
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Signature of Reporting Person                                    Date
DON W. SCHMITZ
Corporate Secretary, on behalf of
PHARMACIA & UPJOHN, INC.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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